Amendment No. 6
The Sportsman's Guide, Inc.
Common Stock, $.01 par value
CUSIP Number  848907 20 1
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CUSIP No.  848907 20 1
Item 1:   Reporting Person -  Vincent W. Shiel/The Amended
                              Vincent W. Shiel Revocable Trust
                              dated January 18, 1989
Item 2:   (b) Disclaims membership in a group
Item 4:   PF
Item 6:   United States
Item 7:   525,851
Item 8:   111,796
Item 9:   525,851
Item 10:  111,796
Item 11:  637,647
Item 13:  15.4%
Item 14:  IN/00


CUSIP NO.  848907 20 1
Item 1:   Reporting Person -  Helen M. Shiel/The Helen M. Shiel
                              Revocable Trust dated January 23,
                              1989
Item 2:   (b) Disclaims membership in a group
Item 4:   PF
Item 6:   United States
Item 7:   111,796
Item 8:   525,851
Item 9:   111,796
Item 10:  525,851
Item 11:  637,647
Item 13:  15.4%
Item 14:  IN/00


CUSIP NO.  848907 20 1
Item 1:   Reporting Person - Stuart A. Shiel
Item 2:   (b) Disclaims membership in a group
Item 4:   PF
Item 6:   United States
Item 7:   165,463
Item 8:   0
Item 9:   165,463
Item 10:  0
Item 11:  165,463
Item 13:  4.2%
Item 14:  IN


CUSIP NO. 848907 20 1
Item 1:   Reporting Person -  Ralph E. Heyman, individually, and
                              as trustee under various trusts for
                              the benefit of Vincent W. Shiel and
                              Helen M. Shiel and their children
                              and grandchildren
Item 2:   (b) Disclaims membership in a group
Item 4:   PF/00
Item 6:   United States

Item 7:   453,960
Item 8:   0
Item 9:   453,960
Item 10:  0
Item 11:  453,960
Item 13:  11.2%
Item 14:  IN/00
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Item 2.   IDENTITY AND BACKGROUND

     (b)  Residence or Business Address

          (iii) Stuart A. Shiel - 37710 Pinwood Court, Magnolia,
                TX 77355

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Pursuant to Rule 13d-4, each person filing hereunder expressly declares that the filing of this statement shall not be construed as an admission that he or she is the beneficial owner of any securities covered by this statement other than as follows:

          (i) Vincent W. Shiel, as Trustee of the Vincent W. Shiel Revocable Trust, is the beneficial owner of 525,851 shares of Common Stock (147,348 of which represents shares issuable upon the exercise of warrants). Vincent W. Shiel, as the spouse of Helen M. Shiel, is the beneficial owner of 111,796 shares of Common Stock which are held in the name of Helen M. Shiel, as Trustee of the Helen M. Shiel Revocable Trust. Therefore, the aggregate amount of shares of Common Stock beneficially owned by Vincent W. Shiel is 637,647.

          (ii) Helen M. Shiel, as Trustee of the Helen M. Shiel Revocable Trust, is the beneficial owner of 111,796 shares of Common Stock (45,001 of which represent shares issuable upon the exercise of warrants). Helen M. Shiel, as the spouse of Vincent W. Shiel, is the beneficial owner of the 525,851 shares of Common Stock which are held in the name of Vincent W. Shiel, as Trustee of the Vincent W. Shiel Revocable Trust. Therefore, the aggregate amount of shares of Common Stock beneficially owned by Helen M. Shiel is 637,647.

          (iii) Stuart A. Shiel is the beneficial owner of 165,463 shares of Common Stock (20,000 of which represent shares issuable upon the exercise of warrants).

          (iv) Ralph E. Heyman, as Trustee under various trusts for the benefit of Vincent W. Shiel and Helen M. Shiel and their children and grandchildren, is the beneficial owner of 451,960 shares of Common Stock (97,652 of which represent shares issuable upon the exercise of warrants). Mr. Heyman, individually, owns 2,000 shares of Common Stock.
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     (b)  Sole Power to Vote and Dispose of Common Stock

          (i)   Vincent W. Shiel, as Trustee under the Vincent W.
                Shiel Revocable Trust, has the sole power to vote and dispose of 525,851 shares of Common Stock.

          (ii)  Helen M. Shiel, as Trustee under the Helen M.
                Shiel Revocable Trust, has sole power to vote and dispose of 111,796 shares of Common Stock.

          (iii) Stuart A. Shiel has the sole power to vote and dispose of 165,463 shares of Common Stock.

          (iv) Ralph E. Heyman, individually, and as Trustee under various trusts for the benefit of Vincent W. Shiel and Helen M. Shiel and their children and grandchildren, has sole power to vote and dispose of 453,960 shares of Common Stock.

          Shared Power to Vote and Dispose of Common Stock

          (i) Vincent W. Shiel has the shared power to vote and dispose of 111,796 shares of Common Stock held by the Helen M. Shiel Revocable Trust.

          (ii) Helen M. Shiel has the shared power to vote and dispose of the 525,851 shares of Common Stock held by the Vincent W. Shiel Revocable Trust.

     (c)  (i)   As part of a registered public offering of the
                common shares of the issuer that was consummated on February 10, 1998, Vincent W. Shiel sold 46,500 common shares of the issuer at $6.50 per share and Helen M. Shiel, Dr. Shiel's wife, sold 8,206 common shares of the issuer at $6.50 per share.

          (ii) As part of a registered public offering of the common shares of the issuer that was consummated on February 10, 1998, Helen M. Shiel sold 8,206 shares of the issuer at $6.50 per share and Vincent W. Shiel, Helen M. Shiel's spouse, sold 46,500 shares of the issuer at $6.50 per share.

          (iii) As part of a registered public offering of the common shares of the issuer that was consummated on February 10, 1998, Stuart A. Shiel sold 17, 871 shares of the issuer at $6.50 per share.

          (iv) As part of a registered public offering of the common shares of the issuer that was consummated on February 10, 1998, Ralph E. Heyman, as Trustee under various trusts for the benefit of Vincent W. Shiel and Helen M. Shiel and their children and grandchildren, sold 43,528 shares of the issuer at $6.50 per share.

     (d)  None

     (e) Stuart A. Shiel ceased to be the beneficial owner of more than five percent of the Common Stock on February 10, 1998.










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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   VINCENT W. SHIEL

                                   Vincent W. Shiel

Date:  February 24, 1998



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   HELEN M. SHIEL

                                   Helen M. Shiel

Date:  February 24, 1998



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   STUART A. SHIEL

                                   Stuart A. Shiel

Date:  February 24, 1998



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   RALPH E. HEYMAN

                                   Ralph E. Heyman

Date:  February 24, 1998